ENERFLEX LTD. ANNOUNCES FOURTH QUARTER 2024 FINANCIAL AND OPERATIONAL RESULTS

adjusted ebitda of $121 MILLION AND free cash flow of $76 million1

EI CONTRACT BACKLOG AND ES BACKLOG OF $1.5 BILLION AND $1.3 BILLION, RESPECTIVELY, PROVIDING STRONG OPERATIONAL VISIBILITY

REDUCED BANK ADJUSTED NET DEBT-TO-EBITDA RATIO2 TO 1.5X TIMES AT YEAR-END

NEWS RELEASE

CALGARY, Alberta, February 27, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and twelve months ended December 31, 2024.

All amounts presented are in U.S. Dollars (“USD”) unless otherwise stated.

Q4/24 FINANCIAL AND OPERATIONAL OVERVIEW

•
Generated revenue of $561 million compared to $574 million in Q4/23 and $601 million in Q3/24.
•
Recorded gross margin before depreciation and amortization of $174 million, or 31% of revenue, compared to $158 million, or 28% of revenue in Q4/23 and $176 million, or 29% of revenue during Q3/24.
o
Energy Infrastructure (“EI”) and After-Market Services (“AMS”) product lines generated 67% of consolidated gross margin before depreciation and amortization during Q4/24 and 69% on a full-year basis in 2024.
o
ES gross margin before depreciation and amortization increased to 21% in Q4/24 compared to 15% in Q4/23 and 19% in Q3/24, benefiting from favorable product mix and strong project execution.
•
Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $121 million compared to $91 million in Q4/23 and $120 million during Q3/24. The year-over-year increase in adjusted EBITDA reflects improved gross margin and favorable foreign exchange rate movements.
•
Cash provided by operating activities was $113 million, which included net working capital recovery of $39 million. This compares to cash provided by operating activities of $158 million in Q4/23 and $98 million in Q3/24. Free cash flow was $76 million in Q4/24 compared to $139 million during Q4/23 and $78 million during Q3/241.
•
Invested $47 million in the business in Q4/24, consisting of $32 million in capital expenditures and $15 million for expansion of an EI project in the Eastern Hemisphere (“EH”) that will be accounted for as a finance lease.
•
Recorded ES bookings of $301 million inclusive of a $75 million derecognition, with no associated gross margin on future revenue, related to the termination of the cryogenic natural gas processing facility project contract in Kurdistan. The majority of bookings originated in the North America segment and relate to gas compression solutions. Total backlog as at December 31, 2024 was $1.3 billion, providing strong visibility into future revenue generation and business activity levels.

1 During the fourth quarter of 2024, the Company modified its calculation of free cash flow. Free cash flow is now defined as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for PP&E and EI assets, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets are added back. Refer to the “Free Cash Flow” section of this press release for further details.

2 The Company defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and its 9.00% Senior Secured Notes due 2027 (the “Notes”) less cash and cash equivalents, divided by EBITDA as defined by the Company’s lenders for the trailing 12- months.

Q4/24 Earnings News Release

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Enerflex’s USA contract compression business continues to perform well, led by increasing natural gas production in the Permian basin and continued discipline across industry competitors.
o
This business generated revenue of $36 million and gross margin before depreciation and amortization of 78% during Q4/24 compared to $33 million and 76% in Q4/23 and $37 million and 70% during Q3/24.
o
Utilization remained stable at 95% across a fleet size of approximately 428,000 horsepower. Enerflex expects its North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025.
•
The Board of Directors has declared a quarterly dividend of CAD$0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025.

BALANCE SHEET AND LIQUIDITY

•
Enerflex exited Q4/24 with net debt of $616 million, which included $92 million of cash and cash equivalents, a reduction of $208 million compared to Q4/23 and $76 million lower than the third quarter.
•
During Q4/24, Enerflex redeemed $62.5 million (or 10% of the aggregate principal amount originally issued) of its 9.00% Senior Secured Notes due 2027. The redemption was completed at a price of 103% of the principal amount of the Notes redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date. The redemption was funded with available liquidity, which included cash and cash equivalents and the undrawn portion of Enerflex’s lower cost $800 million revolving credit facility.
•
Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.5x at the end of Q4/24, down from 2.3x at the end of Q4/23 and 1.9x at the end of Q3/24. The leverage ratio at the end of Q4/24 is within Enerflex’s target bank-adjusted net debt-to-EBITDA ratio range of 1.5x to 2.0x.
•
The Company maintains strong liquidity with access to $614 million under its credit facility.

MANAGEMENT COMMENTARY

“We delivered a strong finish to the year, with solid operating results across Enerflex’s geographies and product lines,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Our Energy Infrastructure and After-Market Services business lines continue to provide steady, reliable performance and revenue streams, reinforcing Enerflex’s ability to deliver sustainable returns across our global platform. Our Engineered Systems business delivered solid performance throughout 2024, highlighted by strong project execution.”

Rossiter continued, “As we enter 2025, visibility across our business remains solid, underpinned by a $1.5 billion contract backlog for our Energy Infrastructure assets, the recurring nature of our After-Market Services business, and a $1.3 billion Engineered Systems backlog. By focusing on operational execution, optimizing our core business, and maintaining disciplined capital allocation, we expect to further reduce debt and create meaningful long-term value for our shareholders.”

Preet S. Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, stated, “Enerflex delivered fourth-quarter results that exceeded the ranges included in our 2024 guidance. We are particularly pleased with our ongoing progress in efficiently managing working capital, lowering net finance costs, and optimizing the Company’s debt stack. Backed by Enerflex’s strong global leadership team and talented employees, we continue to enhance the profitability and resilience of our operations. Our focus remains on generating sustainable free cash flow, further improving our balance sheet health and positioning the Company for long-term growth and value creation.”

Q4/24 Earnings News Release 2

SUMMARY RESULTS

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages and ratios)	2024	2023	2024	2023

Revenue	$561	$574	$2,414	$2,343
Gross margin	140	119	504	457
Gross margin as a percentage of revenue	25.0%	20.7%	20.9%	19.5%
Selling, general and administrative expenses ("SG&A")	92	74	327	293
Foreign exchange (gain) loss	(2)	16	4	43
Operating income	50	29	173	121
EBITDA[1]	92	-	364	240
EBIT[1]	47	(51)	179	42
EBT[1]	21	(76)	81	(52)
Net earnings (loss)	15	(95)	32	(83)
Cash provided by operating activities	113	158	324	206

Key Financial Performance Indicators (“KPIs”)[2]
ES bookings[3]	$301	$265	$1,401	$1,306
ES backlog[3]	1,280	1,134	1,280	1,134
EI contract backlog[4]	1,545	1,700	1,545	1,700
Gross margin before depreciation and amortization (“Gross margin before D&A”)[5]	174	158	642	609
Gross margin before D&A as a percentage of revenue[5]	31.0%	27.5%	26.6%	26.0%
Adjusted EBITDA[6]	121	91	432	378
Free cash flow[7]	76	139	222	95
Net debt	616	824	616	824
Bank-adjusted net debt to EBITDA ratio	1.5x	2.3x	1.5x	2.3x
Return on capital employed (“ROCE”)[8]	10.3%	2.1%	10.3%	2.1%

1.
EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes. EBT is defined as earnings before taxes.
2.
These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of the fourth quarter 2024 MD&A.
3.
Refer to the “ES Bookings and Backlog” section of the MD&A for more information on these KPIs.
4.
Refer to the “EI Contract Backlog” section of the MD&A.
5.
Refer to the “Gross Margin by Product line” section of the MD&A for further details.
6.
Refer to the “Adjusted EBITDA” section of the MD&A for further details.
7.
During the fourth quarter of 2024, the Company modified its calculation of free cash flow. Free cash flow is now defined as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for PP&E and EI assets, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets are added back. Refer to the “Free Cash Flow” section of this press release for further details.
8.
Determined by using the trailing 12-month period.

Enerflex's consolidated financial statements and notes (the "financial statements") and Management's Discussion and Analysis ("MD&A") as at December 31, 2024, can be accessed on the Company's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

During 2025, Enerflex’s priorities include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Q4/24 Earnings News Release 3

Industry Update

Enerflex’s preliminary outlook for 2025 reflects steady demand across its business lines and geographic regions. Operating results will be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of our gross margin before depreciation and amortization. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.5 billion of revenue during their current terms.

Complementing Enerflex's recurring revenue businesses is the ES product line, which carried a backlog of approximately $1.3 billion as at December 31, 2024, the majority of which is expected to convert into revenue over the next 12 months. During 2025, ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line, reflective of the weakness in domestic natural gas prices during much of 2024 and a shift of project mix in Enerflex’s ES backlog. Notwithstanding, near-term revenue for this business line is expected to remain steady. Enerflex is encouraged by initial customer response to improved domestic natural gas prices, and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex’s global footprint.

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs. Based on currently available information, the direct impact of tariffs on Enerflex’s business is expected to be mitigated by the Company’s diversified operations and proactive risk management. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and the Company has been working to mitigate the impact of potential tariffs. The United States is Enerflex’s largest operating region, generating 45% of consolidated revenue in 2024 by destination of sale, and we believe the Company is well positioned to benefit from growth in domestic energy production. Enerflex’s operations in Canada and Mexico generated 10% and 3% of consolidated revenue in 2024, respectively.

Capital Spending

Enerflex is targeting a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. Similar to 2024, disciplined capital spending will focus on customer supported opportunities in the USA and Middle East. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex. With the Company operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex is positioned to increase direct shareholder returns. This is reflected through the previously announced 50% increase of the Company’s quarterly dividend.

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to increases to the Company’s dividend, share repurchases, and disciplined growth capital spending, Enerflex will also consider reducing leverage below its target range to further improve balance sheet strength and lower net finance costs. Unlocking greater financial flexibility positions the Company to capitalize on opportunities to optimize its debt stack and respond to evolving market conditions.

DIVIDEND DECLARATION

Q4/24 Earnings News Release 4

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. With this dividend declaration, Enerflex has shortened the number of calendar days between its record date and payment date to better align the Company’s dividend approach with peers.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 27, 2025 at 8:00 a.m. (MST), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI3947144f36ac4488be4e38db59385a7f. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/dvksnz6g/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex's performance. Refer to "Non-IFRS Measures" of Enerflex's MD&A for the three months ended December 31, 2024, for information which is incorporated by reference into this news release and can be accessed on Enerflex's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Adjusted EBITDA

	Three months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$15
Income taxes[1]				6
Net finance costs[1,2]				26
EBIT[3]	$34	$11	$4	$47
Depreciation and Amortization	19	12	14	45
EBITDA	$53	$23	$18	$92
Restructuring, transaction and integration costs	1	-	-	1
Share-based compensation	11	2	3	16
Impact of finance leases
Principal payments received	-	-	10	10
Loss on redemption options[3]				2
Adjusted EBITDA	$65	$25	$31	$121

1 The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2 Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3 EBIT includes $2 million loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Q4/24 Earnings News Release 5

	Three months ended December 31, 2023
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(95)
Income taxes[1]				19
Net finance costs[1,2]				25
EBIT	$47	$(84)	$(14)	$(51)
Depreciation and amortization	18	14	19	51
EBITDA	$65	$(70)	$5	$-
Restructuring, transaction and integration costs	3	2	13	18
Share-based compensation	(1)	-	-	(1)
Impact of finance leases
Principal payments received	-	-	9	9
Goodwill impairment	-	65	-	65
Adjusted EBITDA	$67	$(3)	$27	$91

1 The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2 Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

	Twelve months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$32
Income taxes[1]				49
Net finance costs[1,2]				98
EBIT[3]	$166	$29	$(33)	$179
Depreciation and amortization	74	53	58	185
EBITDA	$240	$82	$25	$364
Restructuring, transaction and integration costs	7	4	3	14
Share-based compensation	19	5	5	29
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	1	44	45
Gain on redemption options[3]				(17)
Adjusted EBITDA	$266	$92	$74	$432

1 The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2 Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3 EBIT includes $17 million gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Twelve months ended December 31, 2023
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(83)
Income taxes[1]				31
Net finance costs[1,2]				94
EBIT	$127	$(90)	$5	$42
Depreciation and amortization	69	48	81	198
EBITDA	$196	$(42)	$86	$240
Restructuring, transaction and integration costs	11	10	23	44
Share-based compensation	4	1	1	6
Impact of finance leases
Upfront gain	-	-	(13)	(13)
Principal payments received	-	1	35	36
Goodwill impairment	-	65	-	65
Adjusted EBITDA	$211	$35	$132	$378

1 The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2 Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

Q4/24 Earnings News Release 6

Free cash flow

The Company modified its calculation of free cash flow to include a deduction for growth capital expenditures and exclude the deduction for dividends paid. Free cash flow is now defined as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for PP&E and EI assets, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets are added back. This modification is aimed at providing additional clarity into Enerflex’s free cash flow and help users of the financial statements assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non-IFRS measure to improve comparability with its peers.

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other[1]	$74	$46	$218	$193
Net change in working capital and other	39	112	106	13
Cash provided by operating activities[2]	$113	$158	$324	$206
Less:
Capital expenditures - Maintenance and PP&E	(21)	(13)	(53)	(45)
Capital expenditures - Growth	(11)	(4)	(22)	(61)
Mandatory debt repayments	-	(10)	(10)	(20)
Lease payments	(5)	(3)	(20)	(15)
Add:
Proceeds on disposals of PP&E and EI assets	-	11	3	30
Free cash flow	$76	$139	$222	$95

Dividends paid	2	2	9	9
Dividend payout ratio	2.6%	1.4%	4.1%	9.5%

1 Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from operations” or “FFO”.

2 Enerflex also refers to cash provided by operating activities as “Cashflow from operations” or “CFO”.

Bank-adjusted net debt-to-ebitda ratio

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex's bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex's bank-adjusted net-debt-to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

Gross Margin before Depreciation and Amortization

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”,

Q4/24 Earnings News Release 7

“could”, “estimate”, “expect”, “future”, “intend”, “may”, “plan”, “potential”, “predict”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) forward-looking information and statements pertaining to:

•
expectations that the North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025;
•
the Company’s expectations to further reduce debt, provide direct shareholder returns and create meaningful long-term value for Enerflex shareholders, and the timing associated therewith, if at all;
•
disclosures under the heading “Outlook” including:
o
steady demand will continue across our business lines and geographic regions for 2025;
o
the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization;
o
customer contracts within Enerflex’s EI product line will generate approximately $1.5 billion of revenue during their current terms;
o
a majority of the ES product line backlog of approximately $1.3 billion as at December 31, 2024, will convert into revenue over the next 12 months;
o
ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line with near term revenue remaining steady;
o
the potential application of tariffs and the anticipated impact of such tariffs including the Company’s expectation that such impact to Enerflex will be mitigated by the Company’s diversified operations and proactive risk management;
o
that the Company is well positioned to benefit from growth in domestic energy production;
o
total capital expenditures in 2025 will be $110 million to $130 million which includes approximately $70 million for maintenance and PP&E capital expenditures; and
o
the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian and capital spending discipline from market participants;
•
the ability of Enerflex to continue to pay a sustainable quarterly cash dividend.

FLI reflect management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

•
any potential tariffs imposed will have a manageable impact on our operations and cost structure and increased domestic energy production will offset any negative effects of such tariffs;
•
market dynamics, including increased energy demand, infrastructure development, and production activity, will drive growth in natural gas and produced water volumes across Enerflex’s core operating countries;
•
market conditions, customer activity, and industry fundamentals will support stable demand across our business lines and geographic regions throughout 2025;

Q4/24 Earnings News Release 8

•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
•
the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
•
no significant unforeseen cost overruns or project delays;
•
Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 28, 2024, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

About Enerflex

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

Q4/24 Earnings News Release 9

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

Q4/24 Earnings News Release 10